Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc.
#1180 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
August 10, 2007.

Item 3	News Release
The news release was disseminated on August 10, 2007 by Marketwire using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. reports a second quarter loss of $5.0 million ($0.08 per share) for the three months ended June 30, 2007 compared with earnings of $16.5 million ($0.28 per share) for the second quarter of 2006. All figures are in Canadian dollars unless otherwise noted. Loss for the six months ended June 30, 2007 was $6.5 million ($0.11 per share) compared with earnings of $15.4 million ($0.28 per share) in the first two quarters of 2006. Earnings in 2006 reflected the gain from the sale of a property joint venture interest.

Item 5	Description of Material Change
See attached news release #07-13 dated August 10, 2007.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A.

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President, Corporate. (604) 689-3846.

Item 9	Date of Report
August 10, 2007.

August 10, 2007	News Release 07-13

SILVER STANDARD REPORTS SECOND QUARTER 2007 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. reports a second quarter loss of $5.0 million ($0.08 per share) for the three months ended June 30, 2007 compared with earnings of $16.5 million ($0.28 per share) for the second quarter of 2006. All figures are in Canadian dollars unless otherwise noted. Loss for the six months ended June 30, 2007 was $6.5 million ($0.11 per share) compared with earnings of $15.4 million ($0.28 per share) in the first two quarters of 2006. Earnings in 2006 reflected the gain from the sale of a property joint venture interest.

Financial highlights for the period included:

• Property expenditures totalled $28.9 million in the second quarter of 2007 including Pirquitas construction and mining equipment of $20.9 million, Pitarrilla exploration expenditures of $3.3 million and San Luis joint venture exploration expenditures of $1.9 million.
• Working capital at June quarter-end was $232.1 million with no long-term debt. Working capital included silver bullion which is carried at cost, and based on market value has an additional value of $10.3 million at June 30, 2007.

Selected Financial Data
(CDN$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with the management discussion and analysis ("MD&A") of the unaudited consolidated operating results and financial condition of the company for the three and six months ended June 30, 2007 and 2006.

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Earnings (Loss)	(4,972)	16,469	(6,537)	15,388
Earnings (Loss) per share (basic and diluted)	(0.08)	0.28	(0.11)	0.28
Cash generated by (used in) operating
activities	2,635	(1,142)	4,260	(2,368)
Cash generated by financing activities	2,417	171,888	6,316	200,965
Cash used in investing activities	(28,713)	(9,629)	(49,785)	(22,649)
Financial Position	June 30, 2007		December 31, 2006
Cash and cash equivalents	190,163		229,616
Silver bullion	15,787		15,787
Marketable securities	32,430		5,817
Current assets - total	242,789		255,596
Current liabilities - total	10,737		5,362
Working capital	232,052		250,234
Shareholders' equity	466,520		436,570

Project Updates

Mina Pirquitas, Argentina Progress toward commencement of mine construction continued at a rapid pace during and subsequent to the second quarter. All long lead items for the mine and processing equipment have been ordered. The majority of the new fleet including crane, shovel and trucks is already onsite and is being commissioned prior to commencing the open pit pre-stripping. Some initial mine site construction has commenced and detailed engineering for the processing facility is nearing completion. The project is on target for commissioning in the fourth quarter of 2008.

The company will update capital costs when detailed engineering is completed and is undertaking an updated reserve estimate based on higher silver and base metal prices. The updated capital cost and reserve estimates are expected to be completed in the fourth quarter of 2007. Pirquitas’ ore reserves from the Feasibility Study Update in April 2006 were calculated using US$5.35/oz. silver, US$2.75/lb. tin and US$0.42/zinc.

San Luis, Peru Infill diamond drilling continues on the Ayelén Vein with one rig while a second rig tests at depth five other veins identified to date on the 250 sq. km (approximately 96 sq. mile) mineral concession held by a joint venture with Esperanza Silver Corporation.

The Ayelén Vein is host to high-grade gold-silver mineralization that has been outlined over 550 meters along strike and over 200 meters to depth. The vein remains open along strike and to depth. An initial resource estimate is expected to be completed in the fourth quarter of 2007 and will provide the basis for a prefeasibility study of the economics for an underground mining operation. Prefeasibility work is expected to commence later this year.

Exploration on the remainder of this largely unexplored property is continuing. Silver Standard presently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.

Pitarrilla, Mexico Infill drilling of the Breccia Ridge Zone is ongoing and continues to intersect significant silver and base metal mineralization in the favorable host horizons. Additional drills are testing extensions of Breccia Ridge as well as nearby zones at depth, with a total of six drills turning on the property. The extensive surface drilling and ongoing metallurgical work during 2007 will lead to commencement of a prefeasibility study late this year. Engineering for a US$12.5 million underground program has been completed and a contractor for the drift has been selected. Work on the three kilometer-long drift to access the Breccia Ridge Zone at depth will start when permits are in place; the drift is expected to be completed in the second half of 2008.

In addition, a recently completed airborne geophysical survey has identified other areas on the large 139 sq. km (approximately 50 sq. mile) property that require ground follow-up.

Other Developments

Diablillos/Snowfield/Maverick Springs Silver Standard commenced a 15,000 meter program of diamond drilling in the second quarter at its wholly-owned Diablillos silver-gold project in Argentina. The objective of the program is to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.

Drilling has also commenced on the wholly-owned Snowfield property in Canada. In 2006, Silver Standard reported an initial measured and indicated gold resource of 2.35 million ounces and an inferred resource of 655,000 ounces, with mineralization remaining open in all directions. Updated resource estimates for Snowfield and Diablillos are anticipated late in the fourth quarter of 2007 or in the first quarter of 2008.

A drill program to follow-up several high-grade silver core intervals in 2006 at the Maverick Springs property in northeast Nevada is planned before year-end. The best hole in the 2006 program intersected 11.1 ounces of silver per ton over 140 feet including 89.4 ounces of silver per ton over 15 feet. The high-grade zone is open along strike and untested to the northwest.

For the full Second Quarter 2007 report, including a Management Discussion & Analysis, and unaudited consolidated interim financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review second quarter results and project activities is scheduled on

Friday, August 10, 2007 at 11:00 a.m. EST.

Toll-free in North America: 1-866-400-3310
Toronto local and overseas: 1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 665164; local and overseas callers may telephone 1-416-915-1035, passcode 665164. The audio file will also be available on the company’s web site after August 10, 2007. (SSRI-FI)

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.